First Internet Bancorp

11201 USA Parkway

Fishers, Indiana 46037

November 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             First Internet Bancorp

Registration Statement on Form S-4

File No. 333-260282

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, First Internet Bancorp (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that it will be declared effective at 10:00 a.m. Eastern Time on November 17, 2021, or as soon thereafter as possible.  The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the issuance of the securities specified in the Registration Statement.

Please contact Joshua L. Colburn of Faegre Drinker Biddle & Reath LLP, counsel to the Company, at +1 (612) 766-8946, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

FIRST INTERNET BANCORP

/s/ Kenneth J. Lovik
Kenneth J. Lovik
Executive Vice President and Chief Financial Officer